UNITED STATES
                     SECURITIES AND EXCHANGES COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                             (Amendment No. __*)

                                Meltronix, Inc.
                    (f/k/a Microelectronic Packaging, Inc.)
                               (Name of Issuer)

                      Common Stock, No Par Value
                      (Title of Class of Securities)

                                585730-10-4
                               (CUSIP Number)

                             November 10, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [   ]   Rule 13d-1(b)
      [ X ]   Rule 13d-1(c)
      [   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 585730-10-4

13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Motorola, Inc.
      F.E.I.N. 36-1115800

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)
         (b)

3.    SEC USE ONLY

4.    CITIZEN OR PLACE OF ORGANIZATION

         Delaware Corporation

NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

         1,739,865 (assuming the conversion by Motorola, Inc. of 869,932 shares of Series A Convertible Preferred Stock into Common Stock)

6.    SHARED VOTING POWER

         None

7.    SOLE DISPOSITIVE POWER

         1,739,865 (assuming the conversion by Motorola, Inc. of 869,932 shares of Series A Convertible Preferred Stock into Common Stock)

8.    SHARED DISPOSITIVE POWER

         None

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,739,865 (assuming the conversion by Motorola, Inc. of 869,932 shares of Series A Convertible Preferred Stock into Common Stock)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         []

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         13.8 percent (assumes the conversion by Motorola, Inc. of 869,932 shares of Series A Convertible Preferred Stock into Common Stock;
assuming the conversion of all of the outstanding Series A
Convertible Preferred Stock into Common Stock, Motorola, Inc.
would own 5.88 percent of the Common Stock)

12.   TYPE OF REPORTING PERSON*

         CO

SCHEDULE 13-G

Item 1(a)   Name of Issuer:

               Meltronix, Inc. (f/k/a Microelectronic Packaging, Inc.)

Item 1(b)   Address of Issuer's Principal Executive Offices:

               9577 Chesapeake Drive
               San Diego, CA 92123

Item 2(a)   Name of Person Filing:

               Motorola, Inc. ("Motorola")

Item 2(b)   Address of Principal Business Office or, if none, Residence:

               1303 East Algonquin Road
               Schaumburg, IL 60196

Item 2(c)   Citizenship:

               Delaware Corporation

Item 2(d)   Title of Class of Securities:

               Common Stock, No Par Value (Motorola currently holds shares of Series A Convertible Preferred Stock, each share of which is convertible into two shares of common stock.)

Item 2(e)   CUSIP Number:  585730-10-4

Item 3 If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check the status of the person filing.

               Not Applicable

Item 4      Ownership (as of November 10, 1999)

        (a)    Amount of Beneficially Owned:

               1,739,865 (assuming the conversion by Motorola of 869,932 shares of Series A Convertible Preferred Stock into Common
Stock)

        (b)    Percent of Class

               13.8 percent (assumes the conversion by Motorola of 869,932 shares of Series A Convertible Preferred Stock into Common
Stock; assuming the conversion of all of the outstanding
Series A Convertible Preferred Stock into Common Stock,
Motorola would own 5.88 percent of the Common Stock)

        (c)    Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote: 1,739,865 (assuming the conversion by Motorola of 869,932 shares of Series A Convertible Preferred Stock into Common Stock)

               (ii)  shared power to vote or direct the vote:  -0-

               (iii) sole power to dispose or to direct the disposition of: 1,739,865 (assuming the conversion by Motorola of
869,932 shares of Series A Convertible Preferred Stock into
Common Stock)

(iv) shared power to dispose or to direct the disposition
of:   -0-

Item 5      Ownership of Five Percent or Less of a Class.

               Not applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ( )

Item 6      Ownership of More than Five Percent on Behalf of Another
            Person.

               Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on By the Parent Holding Company.

               Not applicable

Item 8      Identification and Classification of Members of the Group.

               Not applicable

Item 9      Notice of Dissolution of Group.

               Not applicable

Item 10     Certification.

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 1999

By:   /s/ Carol H. Forsyte
      Carol H. Forsyte
      Vice President
      Law Department
      Motorola, Inc.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).